Exhibit 99.1

2018-11-22

PRESS RELEASE

Oasmia Pharmaceutical Receives Approval from European Commission for Apealea® (paclitaxel micellar) in the European Union

Apealea is approved in the European Union for treatment of platinum-sensitive epithelial ovarian cancer, primary peritoneal cancer and fallopian tube cancer in combination with carboplatin in first relapse

Uppsala, Sweden, November 22, 2018 – Oasmia Pharmaceutical AB (NASDAQ: OASM) today announce that the European Commission has granted an approval of Apealea for treatment of adult patients with first relapse of platinum-sensitive epithelial ovarian cancer, primary peritoneal cancer and fallopian tube cancer in combination with Carboplatin. This approval marks the first approval for a systemic platinum-based paclitaxel combination therapy approved for first relapse of platinum-sensitive epithelial ovarian cancer.

The European Commission has granted a centralized marketing authorization with unified labelling that is valid in 28 countries of the European Union (EU), as well as the European Economic Area members, Iceland, Lichtenstein and Norway.

Today’s milestone for Apealea is an important one for patients in Europe experiencing a relapse of their ovarian cancer disease since this treatment allows a platinum-based treatment option with a high dose paclitaxel free from Cremophor EL (CrEL).

About the OAS-07OVA study

The European Commission decision is based on clinical trials including the pivotal study OAS 07OVA conducted on patients with disease relapse. This study showed that the risks of disease progression or death after Apealea treatment in combination with carboplatin are similar as after comparator; CrEL-formulated paclitaxel in combination with carboplatin.

-	Median progression-free survival (PFS) was 10.3 months in the Apealea arm compared to 10.1 months in the comparator arm (HR:0.86; 95% CI: 0.72 - 1.03)

-	Median overall survival (OS) was 25.7 months in the Apealea arm compared to 24.8 months in the comparator arm (HR:0.95; 95% CI: 0.78 - 1.16)

For more information:

Julian Aleksov, Executive Chairman

Tel: +46 (0)18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About epithelial ovarian cancer

Ovarian cancer is the seventh most common cancer in women. Approximately 239,000 women are annually diagnosed with ovarian cancer globally and 152,000 dies from the disease. Epithelial ovarian cancer is the most common form and accounts for about 90% of ovarian cancers. The disease is often diagnosed at an advanced staged since it has no symptoms at early stages. The five-year survival rate (i.e. survival of patients with ovarian cancer compared to survival in the general population at the same age) for ovarian cancer has been estimated to 38% in Europe. During 2018, approximately 68,000 women will be diagnosed with ovarian cancer in Europe and 45,000 are predicted to die from the disease. Carboplatin and paclitaxel are common chemotherapy drugs for treatment of ovarian cancer, and are often used in combination.

About Apealea

Apealea is a Cremophor- and albumin-free formulation of the well-known cytostatic paclitaxel combined with Oasmia’s excipient technology XR17. Paclitaxel is one of the most widely used anticancer substances and is included in the standard treatment of a variety of cancers such as lung cancer, breast cancer and ovarian cancer. Apealea consists of a freeze-dried powder, which is dissolved in conventional solutions for infusion.

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB (NASDAQ: OASM) develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 12.00 CET on November 22, 2018.